CONSULTING AND SEVERANCE AGREEMENT

This Consulting and Severance Agreement ("Agreement") is made and entered into as of the 1st day of April, 2001, by and between SWISS ARMY BRANDS, INC., a Delaware corporation (hereinafter referred to as "SABI" or "the Company") and J. MERRICK TAGGART (hereinafter referred to as "Mr. Taggart").

        WHEREAS, Mr. Taggart has been Chief Executive Officer of SABI since on or about February 18, 1999, and has served the Company as President since December 13, 1995;

        WHEREAS, Mr. Taggart resigned and SABI accepted such resignation to become effective April 1, 2001;

        WHEREAS, SABI desires to retain Mr. Taggart as a consultant for the period and under the terms and conditions set forth herein;

        WHEREAS, SABI desires to provide Mr. Taggart with certain severance benefits in exchange for a comprehensive release of claims, including a release of claims arising under the Age Discrimination in Employment Act of 1967 (29 U.S.C. 621.)("ADEA");

        WHEREAS, Mr. Taggart desires to accept such benefits under the terms and conditions contained herein, and to perform services as a consultant under the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

  CONSULTING ARRANGEMENT

    RETENTION AND DUTIES

              Subject to the terms and conditions of this Agreement, the Company hereby retains the services of Mr. Taggart as a consultant throughout the Term (as defined below), and Mr. Taggart hereby accepts such retention. During the Term, Mr. Taggart shall be charged with the duty of consulting with executives of the Company with respect to the following aspects of the Company's business:

                relationship with the Swiss government;

                international watch strategy;

                trademark and patent litigation issues; and

                other matters as deemed appropriate.

              All of the foregoing is to be done under the direction of the Chairman and CEO of the Company and, upon reasonable request, Mr. Taggart shall report on the steps he has taken and the progress of his performance hereunder to such individual on a regular basis. Mr. Taggart shall make himself available to perform his duties hereunder for such period of time during the Term, as such duties reasonably require.

    TERM OF RETENTION

              The term of Mr. Taggart's retention as a consultant hereunder (the "Term") shall commence on May 1, 2001 and terminate on September 30, 2001. The Term may be extended by the mutual written agreement of the parties. Irrespective of paragraph b, directly below, SABI may terminate the Term at any time and for any reason, with or without cause. Should SABI terminate Mr. Taggart's Term without cause, SABI shall pay Mr. Taggart severance equivalent to the amount of compensation and benefits he would have received as a consultant for the remainder of the Term.

              In addition to its ability to terminate the Term as set forth in paragraph A.2.a., directly above, the Company shall be entitled to terminate the Term in the following circumstances :

                For "cause" by reason of occurrence of any of the following: (A) willful misfeasance or gross negligence by Mr. Taggart in the conduct of Mr. Taggart's duties including the failure of Mr. Taggart to follow lawful and reasonable orders of the Board of Directors or CEO of the Company, (B) a material breach by Mr. Taggart of this Agreement, (C) the commission of acts of dishonesty or moral turpitude by Mr. Taggart that are detrimental to the Company and/or its affiliates, or (D) the conviction of, or nolo contendere plea by, Mr. Taggart in respect of any felony. Neither the seeking of employment by Mr. Taggart prior to the date hereof nor his seeking of employment during the consulting period (where the employment sought would not violate Section B.2. hereof) shall constitute cause.

                Mental or physical incapacity as determined in writing by a physician selected by the Company, such determination to indicate that Mr. Taggart's mental or physical condition will render him unable to perform his duties hereunder for a period exceeding three months; or

                The death of Mr. Taggart.

              In the event SABI terminates Mr. Taggart pursuant to the terms of paragraph A.2.b.i directly above, the obligations of the Company to provide compensation and benefits with respect to Mr. Taggart's retention as a consultant shall terminate.

              In the event SABI terminates Mr. Taggart for cause pursuant to paragraph A.2.b.i. above, Mr. Taggart shall not be entitled to receive the severance benefits specified in paragraphs B.1.a.-c. and B.1.j. of this Agreement

    COMPENSATION

            During the Term, and any extensions thereof, SABI shall pay to Mr. Taggart compensation at the rate of $385,000 per annum, payable bi-weekly in arrears. In addition, Mr. Taggart will receive an $800.00 monthly auto allowance paid monthly during the Term.

    TRAVEL EXPENSES

            SABI shall reimburse Mr. Taggart, in accordance with SABI's policy then in effect, for reasonable travel expenses incurred at the written request of SABI's Chairman and CEO.

    WORK PRODUCT

            Mr. Taggart acknowledges and agrees that all materials, designs, marketing materials, concepts, samples, formulae, improvements, products, documentation, deliverables and inventions developed or prepared by him in connection with this Agreement (the "Work Product"), are confidential and the property of the Company. All right, title and interest in the Work Product shall vest in the Company and shall be deemed to be a work made for hire. To the extent that title to any such Work Product may not vest in the Company by operation of law, or such Work Product may not be considered works made for hire, all right, title and interest therein are hereby irrevocably assigned to the Company. All such Work Product shall belong exclusively to the Company, with the Company having the right to obtain and to hold in its own name, copyright registrations, patents and such other intellectual property protection as may be appropriate to the subject matter, and any extensions and renewals thereof. Mr. Taggart agrees to give the Company, and any person designated by the Company, reasonable assistance, at the Company's expense, required to perfect the rights defined herein. Unless otherwise directed by the Company, upon the termination of the Term, Mr. Taggart shall immediately turn over to the Company all materials developed including, but not limited to, working papers, descriptions, designs, specifications, works in progress, samples, formulae, reports, notes and data. All Work Product shall bear the Company's copyright and trade secret notices, as specified by the Company.

    BENEFITS

            During the Term, the Company shall pay to the Company's insurance carrier the amount of the premium required to be paid to keep the medical insurance for the benefit of Mr. Taggart and his dependent effective under COBRA.

    CONFIRMATION OF RESIGNATION

            Mr. Taggart acknowledges and confirms that effective April 1, 2001 he resigned from any and all positions held as an officer of SABI and all of SABI's subsidiaries. Mr. Taggart also acknowledges and confirms that he will not stand for reelection to the Board of Directors of SABI at the Annual Meeting of Stockholders to be held on May 24, 2001.

    INDEPENDENT CONTRACTOR

            The status of Mr. Taggart under this Agreement shall be that of an independent contractor and not an employee and this Agreement shall not create the relationship of partnership, agency or a joint venture. No party hereto shall have the authority to bind any other party hereto in any way.

  SEVERANCE

    SEVERANCE BENEFITS

            SABI agrees to provide Mr. Taggart with the following severance benefits upon the expiration of the Term, or the conclusion of any extensions thereof, and subject to the conditions set forth throughout this Agreement, including the condition that he not be terminated for cause by the Company during his consultant term as discussed in Sections A.2.b.i. and A.2.d. above, which benefits Mr. Taggart acknowledges are over and above those to which he would otherwise be entitled:

              Mr. Taggart or, in the event of his death, his estate, shall be paid as a severance payment, a lump sum in the amount of $577,500.

              The Company shall pay to the Company's insurance carrier the amount of the premium required to be paid to maintain medical and dental insurance coverage for the benefit of Mr. Taggart and his dependents (to the extent his dependents were so covered immediately prior to the Effective Date) under COBRA, for the eighteen (18) months following the expiration of the Term or any extensions thereof. Under no circumstances will the Company be obligated to maintain Mr. Taggart's coverage once the COBRA continuation period ends.

              SABI shall pay Mr. Taggart eighteen (18) months of his current automobile allowance of $800 per month, in one lump sum payment of $14,400. Payments under this Agreement shall be subject to applicable withholding.

              Mr. Taggart will receive a lump sum payment of $22,211.54, representing his vacation eligibility of fifteen (15) days that would have accrued in 2001, although such sum would typically have been payable to Mr. Taggart if he remained actively employed.

              Mr. Taggart will be given ownership of the computer he has been using while employed by and as a consultant to SABI.

    COVENANT NOT TO COMPETE

              Mr. Taggart acknowledges that, in the course of his employment by and during his consultant Term with the Company, he has been and shall continue to be privy to various economic and trade secrets in relation to the Company and its affiliates. This knowledge comprises the Company's confidential information. Therefore, in consideration of this agreement, Mr. Taggart hereby agrees that he will not, directly or indirectly, except for the benefit of the SABI or its affiliates:

                on behalf of himself or any other person:

                  solicit, entice, persuade, or induce any employee of the Company or any affiliate, or any person, who is under contract with or rendering services or supplying products to the Company or any affiliate, or any such individual who held any such status during the two-year period preceding termination of this Agreement, (w) to terminate his or its employment by, or contractual relationship with, the Company or any affiliate or (x) to refrain from extending or renewing the same (upon the same or new terms), or (y) to refrain from rendering services to the Company or any affiliate, or (z) to become employed by or to enter into contractual relations with persons other than the Company; or

                  authorize or knowingly approve or assist in the taking of any such actions by any person other than the Company; provided, however, that nothing herein shall prohibit Mr. Taggart from providing employment references;

                for a period ending twenty-four (24) months after the completion of his consultant Term and any extension thereof, directly or indirectly, whether as employee, consultant, officer, director, partner, shareholder or otherwise engage in the business of marketing, distributing, offering for sale or selling products manufactured, distributed or licensed by Wenger S.A. or Precise Imports Corporation or any entity directly or indirectly controlling or under common control with either of them or any successor to the business of either of them.

              Mr. Taggart acknowledges that he has substantial capabilities and experience in fields other than those which would be prohibited hereunder and that the restrictions above would not hinder his ability to earn a livelihood.

                If any of the restrictions set forth in this section should for any reason whatsoever, be declared invalid by a court of competent jurisdiction, the validity or enforceability of the remainder of such restrictions shall not thereby be adversely affected. Mr. Taggart agrees that the time limitations and other restrictions in this section are reasonable and properly required for the adequate protection of the business of the Company and that if any such time limitations or other restrictions are held unreasonable by a court of competent jurisdiction, then he agrees and submits to the reduction of said time limitations or other restrictions to such area or period as such court shall find reasonable.

              The provisions of this section shall survive termination of his employment and the consultant Term and be effective for a period of eighteen (18) months from the expiration of his consultant Term or any extensions thereof, except for the provision in Section B.2.a.ii., above, as to which the effective period is twenty-four (24) months.

    CONFIDENTIALITY

            Mr. Taggart will keep secret and will not, without the express written consent of SABI:

              knowingly divulge or communicate to any third person, or use for the benefit of Mr. Taggart or any third person, any trade secrets or privileged, proprietary or confidential information used or owned by the Company or any affiliate or disclose to or learned by Mr. Taggart in the course of his employment by or consultant relationship with the Company including, without limitation, information concerning products, profitability, the identity of and information relating to dealings with customers and suppliers; or

              retain for the benefit of himself or any third person any document or paper used or owned by the Company or any affiliate or that came into his possession in the course of his employment by or consultant relationship with the Company, or to make or cause to be made any copy, abstract, or summary of such document or paper.

    REMEDIES

            Because the services of Mr. Taggart hereunder are unique and extraordinary and the Company does not have an adequate remedy at law to protect its business from Mr. Taggart' s competition, or to protect its interest in its trade secrets, confidential information and similar commercial assets, Mr. Taggart agrees that any breach or threatened breach of any provision or provisions of this Agreement relating to non-competition and confidentiality shall entitle the Company, in addition to any other legal or equitable remedies available to it, to apply to any court of competent jurisdiction to enjoin such breach or threatened breach without the posting of any bond or any security.

    RELEASE

            Mr. Taggart, for him and for his successors and assigns, does hereby fully and completely RELEASE, ACQUIT and FOREVER DISCHARGE COMPANY , and its affiliates, subsidiaries and other related entities as well as its past and present shareholders, officers, directors, employees or agents from any and all claims, debts, demands, actions, causes of action, suits, sums of money, contracts, agreements, judgments, and liabilities whatsoever, both in law and in equity ("Claims") of any kind and any character that he might now have, or could have had, or in the future may have, whether in contract, tort or otherwise, relating in any way to his employment with Company or the termination of his employment with Company, including specifically any claims of discrimination that he may claim in connection with his employment or the termination thereof, but excluding Claims for the enforcement of Mr. Taggart's rights under this Agreement. This includes, but is not limited to, Claims arising under the federal, state or local laws prohibiting discrimination on the basis of one's sex, race, age, disability, national origin, color, sexual orientation, or religion, or Claims growing out of any legal restrictions on SABI's right to terminate its Mr. Taggart. This also specifically includes the waiver of any rights or Claims arising under the federal, state or local laws prohibiting discrimination on the basis of one's sex, race, age, disability, national origin, color, sexual orientation, or religion, or Claims growing out of any legal restrictions on Company's right to terminate its Mr. Taggart. This also specifically includes the waiver of any rights or claims arising under the Age Discrimination in Employment Act of 1967 ("ADEA") (29 U.S.C. 621.). It is also understood that the execution of this Agreement shall be construed as a release in covenant not to sue, that Mr. Taggart will not sue company or any subsidiary, affiliate, officer, director, Mr. Taggart or committee thereof, or file any Claims of any sort with any administrative agency for anything arising out of his employment or the termination of his employment, and the terms of this Agreement supercede any and all other agreements relating to his employment whether written or oral. This Section shall not effect rights under written agreements existing prior to the execution of this Agreement (but giving effect to Mr., Taggart's resignation effective April 1, 2001, confirmed hereby) in respect of stock options held by Mr. Taggart; the Company's 401(k) plan; its pension plan; split-dollar life insurance policies for which Mr. Taggart is the insured or stock received by Mr. Taggart under a Restricted Stock Grant.

    ALLOCATION OF CONSIDERATION: ADEA

            Mr. Taggart agrees that 25% of the severance he receives under this Agreement is consideration, over and above amounts to which he would otherwise be entitled, for his agreeing to release and forever discharge the Employer from any claims and causes of action arising under ADEA that he may assert or may have asserted up to and including the date he signs this Agreement. Mr. Taggart further agrees that such consideration is fair and adequate in releasing claims under ADEA.

    ALLOCATION OF CONSIDERATION: GENERAL

            Mr. Taggart acknowledges that the consideration not allocated to the release of claims or causes of action arising under ADEA is fair and adequate consideration for his waiving and releasing all other claims and causes of action he may have, and for his obligations under this Agreement.

    CONFIRMATION OF RESIGNATION

            Mr. Taggart acknowledges and confirms that his resignation shall be effective on April 1, 2001 of this Agreement. He shall be deemed to have resigned from any and all positions held as a manager and employee of SABI and all of SABI's subsidiaries.

    ADVICE OF COUNSEL

            SABI encourages Mr. Taggart to review carefully the terms of this Agreement and, if he wishes, to seek advice and counsel from an attorney before signing this Agreement.

    DIVISIBILITY OF AGREEMENT

            In the event that any term, condition or provision of this Agreement is for any reason rendered void, all remaining terms, conditions and provisions shall remain and continue as valid and enforceable obligations of the parties hereto.

    NOTICES

            Any notices or other communications required or permitted to be sent hereunder shall be in writing and shall be duly given if personally delivered or sent postage prepaid by certified or registered mail, return receipt requested, or sent by electronic transmission and confirmed by mail within two business days of such transmission, as follows:

                       If to Mr. Taggart:
                       2673 Dahlia Court
                       Grand Junction, CO 81506

                       If to SABI:
                       President
                       Swiss Army Brands, Inc.
                       One Research Drive
                       Shelton, CT 06484

    Either party may change his or its address for the sending of notice to such a party, by given written notice to the other party sent in accordance with the provisions hereof.

    MERGER

            This Agreement merges and supersedes any and all other agreements between the parties hereof related in any way to the employment or separation of Mr. Taggart. This Agreement may not be altered or amended except by a writing, duly executed by the party against whom such alteration or amendment is sought to be enforced.

    GOVERNING LAW

            This Agreement shall be governed by and construed in accordance with the laws of the state of Connecticut with respect to agreements made and to be performed wholly therein.

    ASSIGNMENT

            This Agreement is personal and non-assignable by Mr. Taggart. It shall inure to the benefit of any corporation or other entity with which the Company shall merge or consolidate or to which the Company shall lease or sell all or substantially all of its assets and may be assigned by the Company to any affiliate of the Company or to any corporation or entity with which such affiliate shall merge or consolidate or which shall lease or acquire all or substantially of the assets of such affiliate.

    EFFECTIVE DATE. PERIOD TO REVIEW AND REVOKE

            Mr. Taggart acknowledges that the Company has urged him to consult with his attorney in respect of this Agreement. After Mr. Taggart has had the chance to review this Agreement and to consult with his attorney he should, if he wishes, sign the Agreement and return it to SABI within 22 days.

            After Mr. Taggart has executed and delivered this Agreement, he shall have seven (7) days following the date of execution during which time he may revoke this Agreement. If SABI does not receive a written revocation from Mr. Taggart, or his attorney, prior to the expiration of the period in which he may revoke this Agreement, this Agreement will become effective on the date immediately following the expiration of the applicable revocation period ("Effective Date").

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.

SWISS ARMY BRANDS, INC.

By:

Title

Date:

I, J. Merrick Taggart, acknowledge that I have been given the opportunity to consider this Agreement for at least twenty-one (21) days, that I have been encouraged to discuss this Agreement with an attorney of my choice, that I have carefully read and fully understand and agree to all of the provisions of this Agreement and that I am voluntarily entering into this Agreement.

Finally, I also understand that I have seven (7) days after I sign this Agreement to change my mind and that I may revoke this Agreement by providing written notice of revocation to SABI prior to the expiration of the applicable period.

J. MERRICK TAGGART

Date:

(To Be Filled In by Mr. Taggart)